SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Monica Karuturi

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 53.7%
14	TYPE OF REPORTING PERSON HC; CO

*

Includes 139,704,916 Common Units resulting from the one-for-one conversion of all of the Partnership’s issued and outstanding Subordinated Units on August 30, 2017 upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split. Does not include 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”). See the discussion in Item 4 in Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 for more information regarding the Series A Preferred Units.

**

Based on the number of Common Units (435,474,966) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Midstream, Inc. 83-1094103
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 53.7%
14	TYPE OF REPORTING PERSON CO

*

Includes 139,704,916 Common Units resulting from the one-for-one conversion of all of the Partnership’s issued and outstanding Subordinated Units on August 30, 2017 upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.

**

Based on the number of Common Units (435,474,966) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

Explanatory Note: This Amendment No. 12 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 on Schedule 13D/A filed on February 1, 2016, Amendment No. 2 on Schedule 13D/A filed on February 22, 2016, Amendment No. 3 on Schedule 13D/A filed on July 21, 2016, Amendment No. 4 on Schedule 13D/A filed on November 30, 2016, Amendment No. 5 on Schedule 13D/A filed on July 18, 2017, Amendment No. 6 on Schedule 13D/A filed on August 4, 2017, Amendment No. 7 on Schedule 13D/A filed on August 30, 2017, Amendment No. 8 on Schedule 13D/A filed on February 27, 2018, Amendment No. 9 on Schedule 13D/A filed on September 10, 2018 (“Amendment No. 9”), Amendment No. 10 on Schedule 13D/A filed on August 5, 2019 and Amendment No. 11 on Schedule 13D/A filed on December 4, 2020 (as previously amended, the “Original Schedule 13D,” and as further amended by this Amendment, the “Schedule 13D/A”), with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). Prior to Amendment No. 9 filed jointly by CenterPoint and CenterPoint Energy Midstream, Inc., a Delaware Corporation (“CNP Midstream”), the Original Schedule 13D was filed jointly by CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background

This Item 2 shall be deemed to amend and restate Item 2 of the Original Schedule 13D in its entirety.

(a) This Schedule 13D/A is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit L by and between (i) CenterPoint and (ii) CenterPoint Midstream (together with CenterPoint, the “Reporting Persons”). CenterPoint is a publicly traded Texas corporation and is the sole stockholder of, and owns all of the equity interests in, CNP Midstream.

(b) The business address of the Reporting Persons and the Listed Persons (as defined below) is 1111 Louisiana, Houston, Texas 77002.

(c) The principal business of CenterPoint is the ownership and operation, directly or indirectly, of electric transmission and distribution and generation facilities and natural gas distribution facilities and the ownership of interests in the Partnership. The principal business of CNP Midstream is the ownership of interests in the Partnership.

The name and present principal occupation of each director and executive officer of CenterPoint (the “CenterPoint Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The name and present principal occupation of each director and executive officer of CNP Midstream (the “CNP Midstream Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The CenterPoint Listed Persons and the CNP Midstream Listed Persons are collectively referred to as the “Listed Persons.”

(d) – (e) During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Listed Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CenterPoint is a Texas corporation. CNP Midstream is a Delaware corporation and wholly owned subsidiary of CenterPoint. All Listed Persons are citizens of the United States of America.

Item 4. Purposes of Transactions

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below.

(a), (b), (c), (g), (h), (i), (j)

Partnership Merger

On February 16, 2021, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Energy Transfer LP, a Delaware limited partnership (“Energy Transfer”), Elk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“GP Merger Sub” and, together with Energy Transfer and Merger Sub, the “Energy Transfer Parties”), the General Partner of the Partnership (the “General Partner” and, together with the Partnership, the “Enable Parties”), and, solely for the purposes of Section 2.1(a)(i) therein, LE GP, LLC, a Delaware limited liability company and sole general partner of Energy Transfer (“Energy Transfer GP”), and solely for the purposes of Section 1.1(b)(i) therein, CenterPoint.

Pursuant to the Merger Agreement, and subject to the terms and conditions therein, (i) Merger Sub will merge with and into the Partnership (the “LP Merger”), with the Partnership surviving the LP Merger as a wholly owned subsidiary of Energy Transfer, (ii) GP Merger Sub will merge with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of Energy Transfer, and (iii) CenterPoint will contribute, assign, transfer, convey and deliver to Energy Transfer, and Energy Transfer will acquire, assume, accept and receive from CenterPoint, all of CenterPoint’s right, title and interest in each Series A Preferred Unit issued and outstanding at such time in exchange for 0.0265 newly issued 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units of Energy Transfer (the “Energy Transfer Series G Preferred Units”). On February 16, 2021, the board of directors of the General Partner, pursuant to the unanimous recommendation of the Conflicts Committee thereof, unanimously approved the Merger Agreement and the transactions contemplated thereby. On February 16, 2021, the board of directors of Energy Transfer GP unanimously approved the Merger Agreement and the transactions contemplated thereby.

At closing, Energy Transfer will acquire 100% of the Partnership’s outstanding equity interests, resulting in the exchange of common units representing limited partner interests (the “Common Units”) of the Partnership owned by CenterPoint at the transaction exchange ratio of 0.8595x Energy Transfer common units for each Common Unit. CenterPoint will also receive $5 million in cash in exchange for its interest in the General Partner and approximately $385 million of Energy Transfer Series G Preferred Units in exchange for the Series A Preferred Units owned by CenterPoint. The Mergers are expected to be completed in the second half of 2021, subject to customary closing conditions, including Hart-Scott-Rodino antitrust clearance.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, each of CenterPoint and OGE Energy Corp., an Oklahoma corporation (“OGE” and, together with CenterPoint, the “Sponsors”), entered into separate support agreements (the “CenterPoint Support Agreement” and together with the support agreement entered into by OGE, the “Support Agreements”) with the Energy Transfer Parties and the Partnership Parties. Pursuant to the Support Agreements, the Sponsors irrevocably agreed to, among other things, (a) promptly following the time when the Form S-4 (as defined in the Merger Agreement) has been declared effective by the Commission and the Sponsors have received from Energy Transfer a copy of the Consent Solicitation Statement/Prospectus included in the Form S-4, execute and deliver a written consent covering all of the Sponsor’s Covered Units (as defined in the Support Agreement) approving each of the matters for which the Partnership is soliciting consents of the holders of Common Units in accordance with the Merger Agreement pursuant to the Consent Solicitation Statement/Prospectus and (b) oppose, vote against and not to consent to any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the performance of the Sponsors’ obligations under the Support Agreements or the consummation of the Mergers.

Pursuant to the Support Agreements, neither of the Sponsors nor any of their representatives are permitted to solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal (as defined in the Merger Agreement) or inquiries regarding the submission of an Acquisition Proposal or any inquiries regarding any transfer of limited liability company interests in the General Partner. Additionally, neither of the Sponsors nor any of their representatives are permitted to engage or participate in any discussions or negotiations regarding, or furnish any confidential information regarding or in connection with an Acquisition Proposal or any transfer of limited liability company interests in the General Partner.

A copy of the CenterPoint Support Agreement is included as Exhibit AB to this Schedule 13 D/A and is incorporated herein by reference. The foregoing description of the CenterPoint Support Agreement does not purport to be complete and is qualified in its entirety by reference to the CenterPoint Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The CenterPoint Support Agreement contains representations and warranties by each of the parties to the CenterPoint Support Agreement, which were made only for purposes of the CenterPoint Support Agreement and as of a specified date. The representations, warranties and covenants in the CenterPoint Support Agreement were made solely for the benefit of the parties to the CenterPoint Support Agreement; may be subject to limitations agreed upon by the contracting parties; and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the CenterPoint Support Agreement, which subsequent information may or may not be fully reflected in the Company’s disclosures.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and supplement Item 6 of the Original Schedule 13D as set forth below.

Item 4 above summarizes certain provisions of the CenterPoint Support Agreement and is incorporated herein by reference. A copy of the CenterPoint Support Agreement is included as Exhibit AB to this Schedule 13 D/A and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of CenterPoint and CNP Midstream (filed herewith).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed as Exhibit D to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed as Exhibit L to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit M	Press release, dated as of January 29, 2016 (filed as Exhibit M to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit N	Press release, dated as of February 1, 2016 (filed as Exhibit N to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit O	Registration Rights Agreement, dated as of February 18, 2016 (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit P	Third Amended and Restated Agreement of Limited Partnership, dated as of February 18, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit Q	Purchase Agreement, dated as of January 28, 2016, by and between CenterPoint Energy, Inc. and Enable Midstream Partners, LP (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit R	Waiver Agreement by and among CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC and Enable GP, LLC (filed as Exhibit R to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 22, 2016 and incorporated herein in its entirety by reference).

Exhibit S	Fourth Amended and Restated Agreement of Limited Partnership, dated as of June 22, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on June 22, 2016 and incorporated herein in its entirety by reference).

Exhibit T	Form of Lock-Up Letter (included as Exhibit C to the Underwriting Agreement, dated as of November 22, 2016, by and among the Partnership, Enogex Holdings LLC and the underwriters named therein, filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 29, 2016 and incorporated herein in its entirety by reference).

Exhibit U	Waiver Agreement, dated as of November 29, 2016, by and among CenterPoint Energy Resources Corp. and OGE Enogex Holdings LLC (filed as Exhibit A to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on November 30, 2016 and incorporated herein in its entirety by reference).

Exhibit V	Third Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on June 24, 2016 and incorporated herein in its entirety by reference).

Exhibit W	Fifth Amended and Restated Agreement of Limited Partnership, dated as of November 14, 2017 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 15, 2017 and incorporated herein in its entirety by reference).

Exhibit X	Contribution Agreement, dated as of September 4, 2018, by and between CERC and CNP Midstream (filed as Exhibit X to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit Y	Joinder Agreement, dated as of September 4, 2018, executed by CNP Midstream (filed as Exhibit Y to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit Z	Joinder Agreement, dated as of September 4, 2018, executed by CNP Midstream (filed as Exhibit Z to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit AA	Notice Letter, dated as of August 31, 2018, executed by CNP Midstream and CERC (filed as Exhibit AA to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit AB	Support Agreement, dated as of February 16, 2021, by and among Energy Transfer, Merger Sub LLC, GP Merger Sub, the Partnership, the General Partner and CenterPoint (filed as Exhibit 10.1 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on February 17, 2021 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2021

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ Monica Karuturi	By:	/s/ Monica Karuturi
Name:	Monica Karuturi	Name:	Monica Karuturi
Title:	Senior Vice President and General Counsel	Title:	Senior Vice President and General Counsel